Arthur F. Bell, Jr. & Associates, L.L.C. (AFB&A) was the Fund's independent registered public accounting firm through the period ended December 31, 2004. AFB&A has declined to stand for re-appointment as independent registered public accountants for 2005. Their report on the financial statements of the Fund for the past two years did not contain an adverse or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the period AFB&A was engaged, there were no disagreements with AFB&A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to AFB&A's satisfaction, would have caused it to make reference to that matter in connection with its report.